June 6, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of AB Short Duration Income ETF, a series of AB Active ETFs, Inc., under the Exchange Act of 1934.

Sincerely,

